02023417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 8-28-02

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RECEIVED AUG 21 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37065 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2180 SR 434 West, Suite 1150
(No. and Street)

Longwood (City) FL (State) 32779-5008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Smith (407) 869-9800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tedder, James, Worden & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

11 South Bumby Avenue, Suite 200 (Address) Orlando (City) FL (State) 32803 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Barry Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
OFFICIAL NOTARY SEAL
MARY B EDWARDS
COMMISSION NUMBER
DD021759
MY COMMISSION EXPIRES
APR. 30,2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# TRANSAM SECURITIES, INC.

## Financial Statements

June 30, 2002 and 2001

Adding value
Building trust
Securing your future

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

NATIONAL & INTERNATIONAL SERVICES THROUGH RSM INTERNATIONAL ♦ AN INDEPENDENTLY OWNED MEMBER OF THE MCGLADREY NETWORK

# TRANSAM SECURITIES, INC.

## Financial Statements and Supplementary Information

June 30, 2002 and 2001

Table of Contents

**TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.**

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

NATIONAL & INTERNATIONAL SERVICES THROUGH RSM INTERNATIONAL ♦ AN INDEPENDENTLY OWNED MEMBER OF THE MCGLADREY NETWORK

## Independent Auditors' Report

To the Board of Directors
TransAm Securities, Inc.:

We have audited the accompanying statements of financial condition of TransAm Securities, Inc. (the "Company") as of June 30, 2002 and 2001, and the related statement of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2002 and 2001, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
July 17, 2002

TRANSAM SECURITIES, INC.

**Statements of Financial Condition**

June 30, 2002 and 2001

| **Assets** | | **2002** | **2001** |
|---|---|---|---|
| Cash | $ | 87,874 | 65,072 |
| Commissions receivable | | 130,370 | 134,246 |
| Refundable income taxes | | 1,842 | - |
| Due from employees | | 1,680 | 2,500 |
| Other assets | | 1,835 | 85 |
| Total assets | $ | 223,601 | 201,903 |

| **Liabilities and Stockholders' Equity** | | | |
|---|---|---|---|
| Liabilities: | | | |
| Accounts payable | $ | 538 | 1,870 |
| Commissions payable | | 150,201 | 121,535 |
| Due to affiliate | | 6,000 | 10,000 |
| Accrued expense | | 828 | - |
| Income taxes payable | | - | 521 |
| Total liabilities | | 157,567 | 133,926 |
| Stockholders' equity: | | | |
| Common stock, $.10 par value. Authorized, issued and outstanding, 1,000 shares | | 10 | 10 |
| Additional paid-in capital | | 10,000 | 10,000 |
| Retained earnings | | 56,024 | 57,967 |
| Total stockholders' equity | | 66,034 | 67,977 |
| Total liabilities and stockholders' equity | $ | 223,601 | 201,903 |

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

**Statements of Operations**

For the years ended June 30, 2002 and 2001

| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Commission income | $ 2,111,847 | 2,309,605 |
| Other income | 2,887 | 3,046 |
| Total revenues | 2,114,734 | 2,312,651 |
| Expenses: | | |
| Commissions | 1,764,012 | 1,774,319 |
| Marketing, management and administrative fees | 340,862 | 508,211 |
| Licenses and regulatory expenses | 12,803 | 13,046 |
| Total expenses | 2,117,677 | 2,295,576 |
| (Loss) Income before income taxes | (2,943) | 17,075 |
| Income tax (benefit) expense | (1,000) | 3,190 |
| Net (loss) income | $ (1,943) | 13,885 |

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

**Statements of Stockholders' Equity**

For the years ended June 30, 2002 and 2001

| | Common stock | Additional paid-in capital | Retained earnings | Total stockholders' equity |
|---|---|---|---|---|
| Balances at June 30, 2000 | $ 10 | 10,000 | 44,082 | 54,092 |
| Net income | - | - | 13,885 | 13,885 |
| Balances at June 30, 2001 | 10 | 10,000 | 57,967 | 67,977 |
| Net income | - | - | (1,943) | (1,943) |
| Balances at June 30, 2002 | $ 10 | 10,000 | 56,024 | 66,034 |

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

**Statements of Cash Flows**

For the years ended June 30, 2002 and 2001

| | | 2002 | 2001 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ | (1,943) | 13,885 |
| Adjustments to reconcile net income to net cash provided by operations: | | | |
| Cash provided by (used for) changes in: | | | |
| Commissions receivable | | 3,876 | 118,327 |
| Refundable income tax | | (1,842) | - |
| Due from employees | | 820 | (2,500) |
| Other assets | | (1,750) | 438 |
| Accounts payable | | (1,332) | 771 |
| Commissions payable | | 28,666 | (112,629) |
| Due to affiliate | | (4,000) | 10,000 |
| Accrued expense | | 828 | - |
| Income taxes payable | | (521) | 460 |
| Net cash provided by operating activities | | 22,802 | 28,752 |
| Net increase in cash | | 22,802 | 28,752 |
| Cash at beginning of year | | 65,072 | 36,320 |
| Cash at end of year | $ | 87,874 | 65,072 |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for income taxes | $ | 2,742 | 2,250 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) Organization*

TransAm Securities, Inc. (the "Company") is a securities broker/dealer licensed with the National Association of Securities Dealers Regulation, Inc. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties. The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

### *(b) Revenue Recognition*

Commission income is recorded as revenue on the date the sale of the related financial product is made.

### *(c) Income Taxes*

The Company uses the asset and liability method of accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

### *(d) Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### *(e) Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers cash investments with original maturities of three months or less to be cash equivalents.

## (2) Related Party Transactions

The Company does not own office equipment or employ administrative support personnel. Office space, equipment, and administrative support personnel are provided by affiliates. During fiscal year 2001 and a portion of fiscal year 2002, TransAm Financial Services, Inc. ("TFS") provided these services. Certified Insurance Corporation ("CIC") acquired the responsibility, effective October 1, 2001. As such, the Company was assessed a fee for management, marketing, and administrative costs incurred by TFS and CIC on behalf of the Company. CIC's sole function is to provide office space and equipment, management, marketing, and administrative support to the Company. Management, marketing, and administrative fees assessed by affiliates to the Company for the years ended June 30, 2002 and 2001 totaled approximately $330,000 and $495,000, respectively. At June 30, 2002, unpaid fees to CIC amounted to approximately $6,000.

During the years ended June 30, 2002 and 2001, the Company earned commissions from the sale of investments in the TransAm Tax Certificate Corporation totaling approximately $59,000 and $65,000, respectively. TransAm Tax Certificate Corporation is owned by TFS.

## (3) Broker-Dealer Regulation of the Securities Exchange Act

The Company is subject to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934. The rule provides that a broker-dealer shall have and maintain net capital at the greater of $5,000 or 15 to 1 ratio of aggregate indebtedness to net capital, if it does not hold funds or securities for, or owe money or securities to, customers; and does not carry accounts of, or for, customers. As of June 30, 2002, the Company's minimum required net capital amounted to $10,504, which is the minimum amount necessary to comply with the 15 to 1 ratio of aggregate indebtedness to net capital. As of June 30, 2002 and 2001, the net capital of the Company was $45,496 and $38,344, respectively and the ratio of aggregate indebtedness to net capital was 3.46 and 3.49 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company has no liabilities which are subordinated to the claims of general creditors.

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities Exchange Act of 1934, which requires that certain brokers and dealers file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing form X-17A-5 as of June 30, 2002, with the Securities and Exchange Commission.

## (4) Income Taxes

The differences in the computation of net income for income tax reporting purposes and financial reporting purposes are immaterial. Income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate of 34% primarily due to the tax rate differential. Income taxes have been provided for based on current operations. Income tax expense (benefit) for the years ended June 30, 2002 and 2001 consists of:

| | Current |
|---|---|
| 2002: | |
| Federal | $ (950) |
| State | (50) |
| | $ (1,000) |
| 2001: | |
| Federal | $ 2,525 |
| State | 665 |
| | $ 3,190 |

## SUPPLEMENTARY INFORMATION

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2002

### Net Capital

| | | |
|---|---|---|
| Total stockholders' equity | $ | 66,034 |
| Less non-allowable assets: | | |
| Commissions receivable over 30 days old (net of $15,230 of related commissions payable) | | 5,442 |
| Concessions receivable (net of $56,508 of related commissions payable) | | 9,739 |
| Other assets | | 5,357 |
| Total net capital | $ | 45,496 |

### Aggregate Indebtedness

| | | |
|---|---|---|
| Accounts payable | $ | 538 |
| Commissions payable | | 150,201 |
| Due to affiliate | | 6,000 |
| Income tax payable | | 828 |
| Total aggregate indebtedness | $ | 157,567 |

### Computation of Basic Net Capital Requirements

| | | |
|---|---|---|
| Minimum net capital required of reporting broker or dealer | $ | 10,504 |
| Excess net capital | $ | 34,992 |
| Ratio: Aggregate indebtedness to net capital | | 3.46 |

### Reconciliation with Company's Computation

| | | |
|---|---|---|
| Net capital as reported in Company's unaudited FOCUS report on June 30, 2002 | $ | 45,496 |
| Audit adjustments: | | |
| No audit adjustments required | | - |
| Net capital per above | $ | 45,496 |

# TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

NATIONAL & INTERNATIONAL SERVICES THROUGH RSM INTERNATIONAL • AN INDEPENDENTLY OWNED MEMBER OF THE MCGLADREY NETWORK


## Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
TransAm, Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of TransAm Securities, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relative low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
July 17, 2002